Exhibit 99.2

FELDMAN FINANCIAL ADVISORS, INC.

1001 CONNECTICUT AVENUE, NW — SUITE 840

WASHINGTON, DC 20036

202-467-6862 — (FAX) 202-467-6963

May 9, 2014

Board of Trustees

Huntingdon Valley Bank

3501 Masons Mill Road, Suite 401

Huntingdon Valley, Pennsylvania 19006

Members of the Board:

It is the opinion of Feldman Financial Advisors, Inc., that the subscription rights to be received by the eligible account holders and other eligible subscribers of Huntingdon Valley Bank (the “Bank”), pursuant to the Plan of Conversion (the “Plan”) adopted by the Board of Trustees of the Bank, do not have any ascertainable market value at the time of distribution or at the time the rights are exercised in the subscription offering.

In connection with the Plan, the Bank will convert from the mutual to stock form of organization, issue all of its capital stock to a newly formed holding company, HV Bancorp, Inc. (the “Company”), and the Company will offer shares of its common stock for sale in a subscription offering to eligible account holders and other eligible subscribers. Any shares of common stock that remain unsubscribed for in the subscription offering will be offered by the Company for sale in a community offering to certain members of the general public.

Our opinion is based on the fact that the subscription rights are acquired by the recipients without cost, are nontransferable and of short duration, and afford the recipients the right only to purchase shares of common stock of the Company at a price equal to its aggregate estimated pro forma market value, which will be the same price at which any unsubscribed shares will be purchased in the community offering.

Sincerely,

FELDMAN FINANCIAL ADVISORS, INC.